                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          NOTICE OF EXEMPT SOLICITATION

                     SUBMITTED PURSUANT TO RULE 14a-6(g)(1)

1.    Name of registrant: Oplink Communications, Inc.

2.    Name of person relying on exemption: Zhimin Liu

3. Address of person relying on exemption: 4025 Ribbon Drive, San Jose, California 95130

4.    Written Materials: The following written materials are attached:

      Exhibit 1: Letter from Zhimin Liu sent to certain institutional stockholders of Oplink Communications, Inc. on July 19, 2002.

Exhibit 1




July 18, 2002




Dear Shareholders:

My name is Zhimin Liu. I was the Senior Fellow Scientist with Oplink since late 1999. I retired from Oplink in October 2001. My family still owns about Three
(3) million shares of Oplink stock.

Regarding the recent merger proposal with Avanex, I have studied many public available information and come to the conclusion to VOTE AGAINST THE MERGER. I would like to share my findings with you. Please find as attached.

Thank you.



Sincerely Yours,



Zhimin Liu
T:  (408) 241-7874
zhiminliu@yahoo.com
http://www.newoplink.com

Encl.

     On March 18, 2002 Oplink agreed to merge with Avanex; however, since then:

-     (AVANEX) BRAIN DRAIN, INTELLECTUAL PROPERTY IN DOUBT:

On May 20, 2002, Avanex`s most influential founder, CTO and Sr. VP of Business Development, Dr. Simon Cao suddenly resigned. His departure raised concerns over Avanex's future and ownership of its 31 out of 35 patents owned or co-owned by Dr. Cao and Dr. Shirasaki. Since both of them have left Avanex, the uncertainty regarding the validity of Avanex's patent portfolio was raised in the June 30 CIBC Research Analyst Report. Gilder's May 23 Technology Report wrote "Brain Drain... Dr. Cao's departure is a life-threatening blow to Avanex`s long-term potential." IN SHORT, AVANEX'S RECENT LOSS OF CRITICAL TALENTS LEADING THE UNCERTAINTIES OVER ITS -INTELLECTUAL PROPERTY PORTFOLIO, SIGNAL THE END OF THE AVANEX NAME AND ITS DIMINISHING ENTERPRISE VALUE; HENCE LOSS REASONS FOR OPLINK TO MERGE.

-     AVANEX RESTATED ITS FY2001 10K AND RECENT 10Q:

On May 30, 2002, announced on Lightreading, Avanex restated its 10K and 10Q. Any company's restatement of financial reports may raise the concern of its management incompetency, and public confidence.

-     HON HAI/FOXCONN SUES AVANEX ON MAY 31, 2002:

Hon Hai, a leading Asian electronic manufacturing supplier to Avanex, filed six claims, including an alleged breach of oral contract. According to the complaint, Avanex faces a potential loss of $41.5M + damages if evidence of 1999 and 2000 wrongdoings is substantiated.

-     JUNE 26, 2002 MCI/WORLDCOM SCANDAL RESULTS IN POTENTIAL REVENUE LOSS FOR
      AVANEX:

WorldCom Inc. accounted for 35% net revenue for the fiscal year ended June 30, 2001. In the previous fiscal period, WorldCom accounted for 92% of Avanex's total net revenue. Due to the June $3.9B accounting fiasco at WorldCom, Avanex's already dwindling business from this telecom giant may cease altogether.

           I think AVNX shareholders have already received a better deal. So many new developments are linked to the recent stock drop, brain drain, legal woes, dwindling revenue, and a bleak financial outlook. With a new CEO of little integration experience, Avanex may pose threat to the financial security of Oplink and its shareholders.

           A stand-alone Oplink would instead serve in the company's better interest. Oplink has approximately $84M more in total current asset and $112M more in net book value than Avanex. Oplink is also at a near-cash breakeven. Avanex has a sizable Q-to-Q loss of US$30M. With a stronger balance sheet, income statement, a known dedicated Chairman, Board, and Management Team, Oplink has a promising stand-alone future.

           I WILL VOTE AGAINST THE PROXY, based on the abovementioned developments and the poor prior Avanex's financial performance. Long-term adverse impact on Oplink shareholders' investment may be substantial.
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
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                                          OPLINK                                        AVANEX
                                          ------                                        ------
                                          Balance Sheet                                 Balance Sheet
                                          Source:                                       Source:
                                          http;//biz.yahoo.com/fin/l/o/oplk_qb.html     http://biz.yahoo.com/fin/l/a/avnx_qb.html

Period Ending                                      31-Mar-02              31-Dec-01             31-Mar-02              31-Dec-01
                                                   ---------              ---------             ---------              ---------
Current Assets

   Cash and Cash Equivalents                    $ 225,631,000           $ 171,284,000         $  54,525,000           $  63,788,000
   Short Term Investments                       $   5,743,000           $  61,445,000         $  99,024,000           $  96,939,000
   Net Receivables                              $   6,322,000               9,501,000         $   2,464,000           $   3,230,000
   Inventory                                    $   6,914,000           $   9,079,000         $   5,681,000           $   3,723,000
   Other Current Assets                         $   3,836,000           $   4,567,000         $   2,558,000           $     948,000
Total Current Assets                            $ 248,446,000           $ 255,876,000         $ 164,252,000           $ 168,628,000

Long Term Assets

   Long Term Investments                                  N/A                     N/A         $  39,082,000           $  41,354,000
   Property Plant And Equipment                 $  63,393,000           $  65,583,000         $  20,630,000           $  23,117,000
   Goodwill                                               N/A                     N/A                   N/A           $  44,562,000
   Intangible Assets                            $     542,000           $     583,000         $  41,870,000                     N/A
   Other Assets                                 $   1,257,000           $   1,258,000         $     605,000           $     626,000
Total Assets                                    $ 313,638,000           $ 323,300,000         $ 266,439,000           $ 278,287,000

Current Liabilities

   Accounts Payable                             $  23,487,000           $  28,240,000         $  14,310,000           $  15,333,000
   Short Term And Current Long Term Debt        $   4,200,000           $   5,325,000         $  12,366,000           $  12,378,000
   Other Current Liabilities                              N/A                     N/A         $   4,321,000           $   4,282,000
Total Current Liabilities                       $  27,687,000           $  33,565,000         $  30,997,000           $  31,993,000
   Long Term Debt                               $   2,680,000                     N/A         $   8,718,000           $  10,257,000
   Other Liabilities                            $   3,818,000           $   3,761,000         $  18,078,000           $   2,013,000
Total Liabilities                               $  34,185,000           $  37,326,000         $  57,793,000           $  44,263,000

Stock Holders Equity

   Common Stock                                 $     164,000           $     163,000         $      69,000           $      69,000
   Retained Earnings                            ($172,988,000)          ($164,584,000)        ($271,570,000)          ($241,454,000)
   Treasury Stock                                         N/A                     N/A                   N/A                     N/A
   Capital Surplus                              $ 469,953,000           $ 469,968,000         $ 499,190,000           $ 498,845,000
   Other Stockholder Equity                     ($ 17,676,000)          ($ 19,573,000)        ($ 19,043,000)          ($ 23,436,000)
TOTAL STOCKHOLDER EQUITY                        $ 279,453,000           $ 285,974,000         $ 208,646,000           $ 234,024,000
NET TANGIBLE ASSETS                             $ 278,911,000           $ 285,391,000         $ 166,776,000           $ 189,462,000
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

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                                                 OPLINK                                     AVANEX
                                                 ------                                     ------
                                                 Balance Sheet                              Balance Sheet
                                                 Source:                                    Source:
                                                 http;//biz.yahoo.com/fin/l/o/oplk.html     http://biz.yahoo.com/fin/l/a/avnx.html
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Period Ending                                         31-Mar-02         31-Dec-01               31-Mar-02             31-Dec-01
                                                      ---------         ---------               ---------             ---------
Total Revenue                                       $  9,598,000       $ 10,622,000           $ 10,185,000           $  8,297,000
Cost Of Revenue                                     $  9,444,000       $ 10,374,000           $  7,203,000           $  4,961,000
Gross Profit                                        $    154,000       $    248,000           $  2,982,000           $  3,336,000

Operating Expenses

   Research And Development                         $  3,556,000       $  3,868,000           $  6,087,000           $ 11,395,000
   Selling General And Administrative Expenses      $  5,238,000       $  4,122,000           $  8,159,000           $  7,338,000
   Non Recurring                                    $  1,425,000                N/A           $ 17,116,000           ($   120,000)
   Other Operating Expenses                         $     42,000       $     42,000           $  2,632,000           $  2,619,000

Operating Income                                    ($10,107,000)      ($ 7,784,000)          ($31,012,000)          ($17,896,000)
Total Other Income and Expenses Net                 $  1,703,000       $  1,079,000           $  3,147,000           $  1,197,000
Earnings Before Interest And Taxes                  ($ 8,404,000)      ($ 6,705,000)          ($27,865,000)          ($16,699,000)
Interest Expense                                             N/A                N/A           $  2,251,000                    N/A
Income Before Tax                                   ($ 8,404,000)      ($ 6,705,000)          ($30,116,000)          ($16,699,000)
Net Income From Continuing Operations               ($ 8,404,000)      ($ 6,705,000)          ($30,116,000)          ($16,699,000)

Nonrecurring Events

Net Income                                          ($ 8,404,000)      ($ 6,705,000)          ($30,116,000)          ($16,699,000)
   Preferred Stock And Other Adjustments                     N/A                N/A                    N/A                    N/A


Net Income Applicable to Common Shares              ($ 8,404,000)      ($ 6,705,000)          ($30,116,000)          ($16,699,000)
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